UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

PROFESSIONAL STAFF PLC

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number)

Eli D. Schoenfield, Esq.

McLaughlin & Stern LLP

260 Madison Avenue

New York, New York 10016

(212) 448-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g) check the following box ☐.

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael A. Ashcroft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aspen International Development Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ohsea Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Excludes all Ordinary Shares held by other Reporting Persons (all capitalized terms used are defined in this Schedule 13D)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CS Services Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,467,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,467,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benjamin Paul Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,467,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,467,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,500

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sally Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,500

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Dixey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by all other Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON IN

Introductory Statement

This Amendment No. 9 (the “Ninth Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value 2 pence of Professional Staff plc, represented by American Depositary Shares, with each American Depositary Share representing one Ordinary Share.

The Ninth Amendment supplements the Eighth Amendment filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2003, which Eighth Amendment amended, restated and supplemented the original Statement originally filed with the SEC on July 31, 2000, and thereafter amended, by the “Initial Reporting Persons” and the “Initial Ashcroft Reporting Persons” as defined in the Eighth Amendment, and also amended, restated and supplemented the Statement on Schedule 13G originally filed with the SEC on February 18, 1997 by Benjamin Paul Blackden and Sally Blackden.

This Ninth Amendment is being filed to provide the “Scheme Document” and the proxies referred to as Exhibits 4 and 7 in Item 7 of the Eighth Amendment, but not filed therewith, and to reflect a correction in the Transaction Statement heretofore filed as Exhibit 3 in Item 7 of the Eighth Amendment. There are no changes in Items 1 through 6.

16

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated April 30, 2003, among the filing persons.*

Exhibit 2.	Power of Attorney, dated April 30, 2003, granted by filing persons to Andrew S. Wilson.*

Exhibit 3.	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.**

Exhibit 4.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).**

Exhibit 5.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.***

Exhibit 6.	Explanatory Statement of Nabarro Wells & Co. Limited.****

Exhibit 7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).**

Exhibit 8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.***

Exhibit 9.

Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.***

Exhibit 10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.***

Exhibit 11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.***

Exhibit 12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.***

Exhibit 13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.***

Exhibit 14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.***

Exhibit 15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.**

Exhibit 16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.***

Exhibit 17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.***

Exhibit 18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.***

Exhibit 19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.***

Exhibit 20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.***

Exhibit 21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.***

Exhibit 22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.***

Exhibit 23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.***

Exhibit 24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.***

Exhibit 25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden.***

Exhibit 26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.***

Exhibit 27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.***

Exhibit 28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.***

Exhibit 29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.***

Exhibit 30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.***

Exhibit 31.	Power of Attorney given on March 12, 2003 by Sally Blackden.***

Exhibit 32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.***

Exhibit 33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.***

Exhibit 34.	Power of Attorney given on March 12, 2003 by Mrs M J Blackden.***

Exhibit 35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.***

Exhibit 36.	Power of Attorney given on March 14, 2003 by Philippa Berry.***

Exhibit 37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.***

Exhibit 38.	Power of Attorney given on March 12, 2003 by John Maynard.***

Exhibit 39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.***

Exhibit 40.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.***

Exhibit 41.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.***

*	Incorporated by reference to the document filed as an Exhibit to the Eighth Amendment filed with the SEC on April 30, 2003.
**	Incorporated by reference to the document filed as an Exhibit to the Schedule 13E-3/A (Amendment No. 1) filed with the SEC on May 7, 2003 with respect to the Issuer by Lord Ashcroft, Benjamin Blackden, Andrew Dixey, CS Services, Ohsea and Issuer.
***	Incorporated by reference to the document filed as an Exhibit to a Schedule 13E-3 filed with the SEC on April 28, 2003 with respect to the Issuer by Lord Ashcroft, Benjamin Blackden, Andrew Dixey, CS Services, Ohsea and Issuer.
****	Contained in Part II of the Scheme Document (referred to as Exhibit 4 above).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

May 7, 2003

MICHAEL A. ASHCROFT

ASPEN INTERNATIONAL DEVELOPMENT INC.

CS SERVICES LIMITED

OHSEA HOLDINGS LIMITED

BENJAMIN P. BLACKDEN

SALLY BLACKDEN

ANDREW R. DIXEY

By:	/S/ ANDREW C. WILSON
Andrew C. Wilson, Attorney-in-fact